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CLAYTON WILLIAMS ENERGY, INC.

Michael L. POLLARD

SENIOR VICE PRESIDENT — FINANCE

AND CHIEF FINANCIAL OFFICER

March 24, 2016

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Clayton Williams Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Response letter dated October 23, 2015
File No. 1-10924

Ladies and Gentlemen:

Clayton Williams Energy, Inc. (the “Company”, “we,” “us” or “our”) previously acknowledged comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 15, 2015, with respect to Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 1-10924, filed with the Commission on February 27, 2015 (the “2014 10-K”).

On March 18, 2016, the Company filed with the Commission a letter containing responses to previous comments received from the Staff along with proposed disclosure (“Proposed Disclosure”) to be included in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015 (the “2015 10-K”). On March 21, 2016, the Staff provided the Company with oral comments relating to the 2015 10-K. Per our further telephonic discussions with members of the Staff on March 21, 2016, set forth below are the oral comments received by the Staff and the Company’s responses thereto. The Company notes that it is filing its 2015 10-K contemporaneously with the filing of this letter.

Transcription of Oral Comments of Staff Given Telephonically on March 21, 2016

1.                                      With respect to the planned PUD development expenditures for 2018 through 2019 in the Proposed Disclosure under the subcaption “Scheduled PUD locations at year-end 2015,” supplementally explain (with consideration given to explaining in the 2015 10-K):

(i) the reason for the apparent large difference in estimated future PUD development cost per PUD barrel of approximately $13 and the most recent actual development costs of over $20 per barrel from other filings and information in the Proposed Disclosure;

(ii) why the disclosed annual PUD volumes do not add up to total PUDs; and

(iii) whether there are additional or different development costs included in the SMOG calculation than the total $135.7 million in future PUD development costs reflected in the proposed 2015 10-K disclosure.

RESPONSE:

(i) The Company’s reported drilling and completion cost for the year 2015 is $26.70 per BOE of proved reserves, as computed by dividing $94.6 million of drilling and completion costs by 3,542 MBOE of reserve additions.  The Company’s future drilling and completion costs for future PUD development in is $13.31 per MBOE of proved reserves, as computed by dividing estimated future development costs of $135.7 million in the Company’s December 31, 2015 reserve report by estimated PUD reserves at December 31, 2015 of 10,196 MBOE (excluding an insignificant amount of proportionally consolidated costs and proved undeveloped reserves attributable to a general partner interest in an affiliated limited partnership).  The primary reason for this large difference is that approximately half of the incurred 2015 actual drilling costs related to PUD locations for which reserves were reported as new additions in years prior to 2015.

(ii) The Company has revised the Proposed Disclosure in the filed 2015 10-K to clarify that the aggregate PUD volumes will total 10,289 MBOE.

(iii) The Company has revised the Proposed Disclosure in the 2015 10-K to clarify that the aggregate future development costs for PUDs will total $136.5 million.

2.                                      With respect to the PUD details included in the supplemental information furnished to the Staff on February 2, supplementally provide the Staff with the dates of first or initial booking of the PUD locations booked at year-end for development in 2018, 2019 and 2020.

RESPONSE:

The Company is supplementally providing the Staff under separate cover letter with the dates of first or initial booking of the PUD locations booked at year-end for development in 2018, 2019 and 2020.

3.                                      What is the rationale for excluding abandonment costs from PV-10? There appears to be no explanation for the reasons or relevance for such an exclusion.

RESPONSE:

After further consideration of the Staff’s comment, the Company has revised the Proposed Disclosure in the filed 2015 10-K to present PV-10 in the 2015 10-K with deductions for the present value of future net abandonment costs of $35.4 million.

4.                                      The Staff notes in the earnings release the Company has used non-GAAP financial measures in certain highlight bullets without giving at least equal prominence to corresponding GAAP measures as required by Regulation S-K Item 10(e)(i)(A). The Staff noted they believed the equal prominence requirement of Regulation S-K applies because the press release is furnished on 8-K.

RESPONSE:

The Company acknowledges receipt of this comment and undertakes to give at least equal prominence to GAAP measures when it presents non-GAAP financial measures in future press releases furnished in Form 8-K filings, as required by the Staff’s interpretation of Regulation S-K Item 10(e)(i)(A) .

5.                                      As a general comment on the 10-K disclosure, in providing its forward-looking discussions, including in discussions of critical accounting estimates and management’s review of PUD development plan, such disclosures appear to focus on the management belief that commodities pricing will improve. The Company should be mindful of balancing such discussions by also addressing what happens in a further downturn in pricing

RESPONSE:

The Company acknowledges receipt of this comment and has included additional disclosure in the filed 2015 10-K under the captions “Business-Exploration and Development Activities–Known Trends and Uncertainties” on pages 11 and 12, “Risk Factors” on page 23, “Properties–Total Proved Reserves–Proved Undeveloped Reserves–Scheduled PUD locations at year-end 2015” on page 36, “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Overview” on page 46, “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–Capital expenditures” on page 58, “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–Revolving credit facility” on page 59 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–Term loan credit facility” on page 61.

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Please direct any questions, preliminary comments or requests for any additional supplemental information, to our counsel, Jim Prince of Vinson & Elkins LLP, by telephone at (713) 758-3710.

Very truly yours,

CLAYTON WILLIAMS ENERGY, INC.

By:	/s/ Michael L. Pollard
Michael L. Pollard
Senior Vice President & Chief Financial Officer

Attachment

cc:                                James M. Prince

Vinson & Elkins LLP